Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ELECTION OF MR. TANG XIN AS AN INDEPENDENT DIRECTOR OF

THE FIFTH SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY

APPOINTMENT OF AUDITORS OF THE COMPANY FOR THE YEAR 2016

CONTINUING CONNECTED TRANSACTION

CAPITAL DEBT FINANCING OF THE COMPANY

OVERSEAS ISSUE OF SENIOR BONDS BY THE COMPANY

CHANGE OF BUSINESS SCOPE OF THE COMPANY

AND

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2015

Independent Financial Adviser to

the Independent Board Committee and the Independent Shareholders

A notice convening the Extraordinary General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Tuesday, 29 December 2015 at 10:00 a.m. is set out on pages 17 to 21 of this circular.

Whether or not you are able to attend the Extraordinary General Meeting, you are advised to read the notice of Extraordinary General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat, in both cases, in person or by post as soon as possible but in any event not less than 24 hours before the time appointed for convening the Extraordinary General Meeting or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Extraordinary General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Extraordinary General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Wednesday, 9 December 2015.

12 November 2015

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“Agreement”	the entrusted investment and management agreement for alternative investments with insurance funds proposed to be entered into between the Company and CLI

“Arrangements under the Agreement”

all arrangements under the Agreement, including the Transaction, the annual cap calculated based on the investment management service fee and performance incentive fee, and the amount of assets entrusted for investment and management (including the amount for co-investments)

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associate”	has the meaning given to it under the Hong Kong Listing Rules

“Board” or “Board of Directors”	the board of Directors of the Company

“CIRC”	the China Insurance Regulatory Commission

“CLI”	(China Life Investment Holding Company Limited), a company established under the laws of the PRC with limited liability and a wholly-owned subsidiary of CLIC

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“connected person”	has the meaning given to it under the Hong Kong Listing Rules

“controlling shareholder”	has the meaning given to it under the Hong Kong Listing Rules

DEFINITIONS

“Director(s)”	director(s) of the Company

“EGM” or “Extraordinary General Meeting”

the first extraordinary general meeting 2015 of the Company to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Tuesday, 29 December 2015 at 10:00 a.m.

“Equity”

any equity or investment interest of a limited liability company or a joint stock limited liability company whose shares are not listed on any securities exchange and which is legally established and registered within or outside the PRC

“Group”	the Company and its subsidiaries

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”

the independent board committee of the Company formed to consider the Arrangements under the Agreement, comprising all Independent Non-executive Directors, namely, Anthony Francis Neoh, Chang Tso Tung Stephen, Huang Yiping and Robinson Drake Pike

“Independent Director(s)” or “Independent Non-executive Director(s)”	independent non-executive Director(s) of the Company

“Independent Financial Adviser” or “China Galaxy International”

China Galaxy International Securities (Hong Kong) Co., Limited, a corporation licensed to carry out business in Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Arrangements under the Agreement

DEFINITIONS

“Independent Shareholders”	shareholders of the Company other than CLIC and its associates

“Latest Practicable Date”	9 November 2015, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“P&C Company”	(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC and a subsidiary of CLIC

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region and Taiwan region

“Real Estate”	any lands, buildings and other fixtures attached to lands within or outside the PRC

“Related Financial Products”

the real estate investment fund and equity investment fund, the underlying assets of which are non-financial securities assets such as Equity and Real Estate, as well as any other financial products invested with insurance funds as permitted by the regulatory authorities recognized by both parties

“RMB”	the lawful currency of the PRC

“Securitization Financial Products”

any wealth management products of commercial banks, credit asset-backed securities of banking financial institutions, collective fund trust schemes of trust companies, and special assets management schemes of securities companies, the investment targets of which are Equity and Real Estate

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	share(s) of the Company, including the A Share(s) and the H Share(s)

“SSE Listing Rules”	the Rules Governing the Listing of Stocks on Shanghai Stock Exchange

“Supervisor(s)”	supervisor(s) of the Company

DEFINITIONS

“Transaction”	the provision by CLI of investment and management services with respect to assets entrusted to it by the Company pursuant to the Agreement

“USD”	the lawful currency of the United States

Note: If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Board of Directors:	Office Address:
Chairman and Executive Director:	16 Financial Street
Mr. Yang Mingsheng	Xicheng District
Beijing 100033
Executive Directors:	PRC
Mr. Lin Dairen, Mr. Xu Hengping, Mr. Xu Haifeng
Place of Business in Hong Kong:
Non-executive Directors:	Room 1403, 14/F
Mr. Miao Jianmin, Mr. Zhang Xiangxian,	C.L.I. Building
Mr. Wang Sidong, Mr. Liu Jiade	313 Hennessy Road, Wanchai
Hong Kong
Independent Non-executive Directors:
Mr. Anthony Francis Neoh, Mr. Chang Tso Tung Stephen,
Mr. Huang Yiping, Mr. Robinson Drake Pike
12 November 2015

To the shareholders

Dear Sir or Madam,

INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the EGM to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Tuesday, 29 December 2015 at 10:00 a.m.

The purpose of this circular is to provide you with the notice of the EGM and the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the EGM.

MATTERS TO BE CONSIDERED AT THE EGM

The resolutions proposed at the EGM are set out in the notice of the EGM on pages 17 to 21 of this circular. At the EGM, ordinary resolutions will be proposed to approve: (1) the election of Mr. Tang Xin as an Independent Director of the fifth session of the Board of Directors of the Company, (2) the appointment of auditors of the Company for the year 2016, and (3)

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the continuing connected transaction. Special resolutions will be proposed at the EGM to approve: (4) the capital debt financing of the Company, (5) the overseas issue of senior bonds by the Company, and (6) the change of business scope of the Company.

1.	ELECTION OF MR. TANG XIN AS AN INDEPENDENT DIRECTOR OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY

Reference is made to the announcement of the Company dated 26 August 2015 in relation to the resignation of Mr. Huang Yiping as an Independent Director of the Company. To ensure the normal operation of the Board, a new Independent Director shall be elected to fill the vacancy arising from the resignation of Mr. Huang Yiping. Biographical details of Mr. Tang Xin, the proposed new Independent Director, are set out below:

Tang Xin, male, born in 1971, Chinese. Mr. Tang is a professor of the School of Law of Tsinghua University, the deputy head of the Commercial Law Research Center of Tsinghua University, an associate editor of “Tsinghua Law Review”, a member of the Listing Committee of the Shanghai Stock Exchange, the chairman of the Independent Director Committee of the Listed Companies Association of the PRC, and an independent director of each of Harvest Fund Management Co., Ltd. and GF Securities Co., Ltd (a company listed on the Shenzhen Stock Exchange (stock code: 000776) and the Hong Kong Stock Exchange (stock code: 01776)). Mr. Tang was elected as a member of the first and second sessions of the Merger, Acquisition and Reorganization Review Committee of the China Securities Regulatory Commission from 2008 to 2010. He served as an independent director of China Spacesat Co., Ltd. (a company listed on the Shanghai Stock Exchange (stock code: 600118)) from 2009 to 2014, an independent director of each of SDIC Power Holdings Co., Ltd. (a company listed on the Shanghai Stock Exchange (stock code: 600886)) and Changjiang Securities Company Limited (a company listed on the Shenzhen Stock Exchange (stock code: 000783)) from 2009 to 2013, and an independent director of Beijing Rural Commercial Bank Co., Ltd. from 2009 to 2015. Mr. Tang graduated from Renmin University of China with both bachelor’s and master’s degrees in law and obtained a doctorate degree in law from Renmin University of China in June 1998.

The proposed appointment of Mr. Tang as a Director is subject to the approval of the CIRC. Mr. Tang will enter into a service contract with the Company and his term of office shall be effective on the date of approval by the CIRC and end on the expiry of the term of the fifth session of the Board. He is eligible for re-election upon expiry of his term. Mr. Tang will be entitled to an annual director’s fee to be determined by the Board with reference to his duties and responsibilities and subject to approval at the shareholders’ general meeting.

Save as disclosed above, Mr. Tang has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Tang does not have any interests in Shares of the Company within the meaning of Part XV of the SFO of Hong Kong.

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Further, there is nothing in respect of the appointment of Mr. Tang that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules, nor is there anything that needs to be brought to the attention of the shareholders of the Company.

The Board considers that Mr. Tang as the proposed Independent Director possesses the basic knowledge of operations of listed companies, is familiar with the relevant laws, administrative regulations, departmental rules and other regulatory documents and has over five years of working experience in law, economics, finance, management or other experiences necessary for serving as an Independent Director. Moreover, Mr. Tang has confirmed his independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. The Board also considers that Mr. Tang meets the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules and is independent in accordance with the terms of the guidelines.

2.	APPOINTMENT OF AUDITORS OF THE COMPANY FOR THE YEAR 2016

Pursuant to the relevant provisions of the “Measures for Administration of Accounting Firm Selection by Financial Enterprises Through Bidding (Trial)” issued by the Ministry of Finance of the PRC, the Company is required to conduct a bidding process for the selection of auditors at least once every three years. As such, the Company conducted a bidding process for the selection of auditors for the year 2016 in accordance with the above-mentioned measures.

Based on the assessment results, the Board proposed to appoint Ernst & Young Hua Ming LLP and Ernst & Young as the PRC auditor and the international auditor of the Company for the year 2016, respectively. The annual remuneration amounts to RMB54.58 million.

3.	CONTINUING CONNECTED TRANSACTION

Reference is made to the announcement of the Company dated 28 October 2015.

As disclosed in the announcement, the existing entrusted investment and management agreement for alternative investments with insurance funds entered into between the Company and CLI will expire on 31 December 2015. The Company proposed to enter into the Agreement with CLI, whereby CLI will continue to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the CIRC and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company, and the Company will pay CLI the investment management service fee and performance incentive fee in respect of the investment and management services provided by CLI to the Company. The entrusted assets include Equity, Real Estate, Related Financial Products and Securitization Financial Products. The Transaction constitutes a continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules, and is subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules. Pursuant to the SSE Listing Rules, the Transaction is subject to approval by the shareholders’ general meeting of the Company.

LETTER FROM THE BOARD

After the approval from the Independent Shareholders is obtained at the EGM, the Company and CLI will enter into the Agreement, which will contain substantially the same terms as those to be approved by the Independent Shareholders at the EGM. Any material amendment or change in the terms will be subject to the approval by the Independent Shareholders.

The Independent Board Committee comprising all Independent Non-executive Directors has been established to advise the Independent Shareholders as to whether the Arrangements under the Agreement are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. China Galaxy International has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Arrangements under the Agreement. Accordingly, your attention is drawn to the letter from the Independent Board Committee set out on page 22 of this circular and the letter from China Galaxy International set out on pages 23 to 39 of this circular.

ENTRUSTED INVESTMENT AND MANAGEMENT AGREEMENT FOR ALTERNATIVE INVESTMENTS WITH INSURANCE FUNDS

Scope of services

Pursuant to the Agreement, CLI will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the CIRC and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company.

The entrusted assets under the Agreement include Equity, Real Estate, Related Financial Products and Securitization Financial Products. The Company retains the title of the entrusted assets and CLI is authorized to invest and manage such entrusted assets for and on behalf of the Company, including, but not limited to, any matters associated with the screening and selection of investment projects, due diligence on investment projects, appointment of intermediaries, decision-making on investments, negotiation and execution of investment-related agreements, filing of investment projects with external bodies, closing of investment projects, subsequent management of and exit from investment projects, etc.

The Company will formulate the investment guidelines for the year of 2016 and the first half of 2017 with reference to the investment guidelines implemented during the year of 2015, which will set forth, among others, the strategy of allocation of insurance funds in different kinds of investments, principles of investment, management and exit of investment projects, and risk management requirements, etc.

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Service fees

In consideration of the investment and management services provided by CLI to the Company under the Agreement, the Company will pay fees to CLI for fixed return projects and non-fixed return projects, respectively. With respect to the fixed return projects, the Company shall pay CLI the investment management service fee which shall be determined based on the investment return rate of the projects. With respect to the non-fixed return projects, the Company shall pay CLI the investment management service fee during the term of the Agreement, and shall pay CLI the performance incentive fee at the time of exit from the projects with reference to the comprehensive rate of return of the projects.

The investment management service fee shall be calculated separately for the projects invested prior to the execution of the Agreement and those newly invested during the term of the Agreement. With respect to the projects invested prior to the execution of the Agreement, the investment management service fee shall be calculated by multiplying the total amount of assets invested (calculated on a daily weighted average basis) by the applicable management fee rate (which is set forth in the relevant entrusted investment and management agreements for alternative investments with insurance funds then in force when such projects were entrusted). With respect to the projects newly invested during the term of the Agreement, the investment management service fee shall be calculated by multiplying the total amount of assets newly invested (calculated on a daily weighted average basis) by the applicable management fee rate stipulated in the Agreement. The ranges of investment return rates and their respective corresponding management fee rates for the projects newly invested during the term of the Agreement are set out in the Agreement (the management fee rate ranges from 0.05% to 0.6% for the fixed return projects, and the management fee rate is 0.3% for the non-fixed return projects).

The performance incentive fee shall be calculated at the time of exit from the projects with reference to the comprehensive rate of return of the projects. If the comprehensive rate of return of a particular project is higher than the pre-determined rate of return as stipulated in the Agreement, CLI shall be entitled to the performance incentive fee on the portion that exceeds such rate of return at the fee rate stipulated in the Agreement.

The investment management service fee shall be paid by the Company to CLI on a quarterly basis. The amount of the performance incentive fee shall be calculated and confirmed by both parties annually, and shall be paid by the Company to CLI upon confirmation.

Term

Subject to the signing of the Agreement by the parties and the approval by the Independent Shareholders at the shareholders’ general meeting, the term of the Agreement will commence on 1 January 2016 and end on 30 June 2017.

LETTER FROM THE BOARD

Co-investment arrangement

Each of CLIC and P&C Company has also entrusted CLI to invest and manage its assets, which may result in the Company, CLIC and P&C Company investing in the same project.

Pursuant to the Agreement, the targeted assets of the co-investments to be made by CLI for and on behalf of the Company, CLIC and P&C Company shall be limited to newly launched Related Financial Products and Securitization Financial Products, and shall not include any products acquired from secondary market. The co-investments of the Company, CLIC and P&C Company shall be made in cash at the same price and the benefits enjoyed by each of them shall be in proportion to their respective investment amount. The expected rate of return and the relevant terms of the investments shall not be less favourable than the terms offered by comparable investment products in the market or the price for similar products set by parties other than the co-investment entities.

The contractual amount of the co-investments to be entrusted by the Company during the term of the Agreement will not exceed RMB40 billion or its equivalent in foreign currency, in particular, the contractual amount of the co-investments to be entrusted by the Company during the year of 2016 will not exceed RMB23.5 billion or its equivalent in foreign currency, and the contractual amount of the co-investments to be entrusted by the Company during the first half of 2017 will not exceed RMB16.5 billion or its equivalent in foreign currency. Such amounts have been included in the contractual amounts of assets entrusted by the Company to CLI for investment and management for the year of 2016 and the first half of 2017 as disclosed below.

In the event of any co-investment, the Company will comply with the relevant requirements of the Hong Kong Listing Rules and the SSE Listing Rules in a timely manner with respect to the specific co-investment transaction.

Other provisions

Under the Agreement, CLI undertakes that if, in the entrusted investment and management agreements with insurance funds between CLI and other principals, such other principals are entitled to any preferential treatments or any treatments more favourable than those enjoyed by the Company, CLI shall offer the same treatments to the Company at the request of the Company.

LETTER FROM THE BOARD

CAP AMOUNTS

Historical figures

CLI has been providing investment and management services in respect of the assets entrusted to it by the Company since March 2013. The amount of assets entrusted by the Company to CLI for investment and management as at 31 December 2013, 31 December 2014 and 30 September 2015, and the investment management service fee and performance incentive fee paid by the Company to CLI for the two years ended 31 December 2014 and the nine-month period ended 30 September 2015 are as follows:

	Amount of Assets Entrusted for Investment and Management (Including Co-investments)		Amount of the Investment Management Service Fee and Performance Incentive Fee
	RMB million		RMB million
As at 31 December 2013	11,135	For the year ended 31 December 2013	8
As at 31 December 2014	52,705	For the year ended 31 December 2014	89
As at 30 September 2015	75,279	For the nine months ended 30 September 2015	117

Cap Amounts

Pursuant to the Agreement, (i) the investment management service fee and performance incentive fee payable by the Company to CLI will not exceed RMB1 billion or its equivalent in foreign currency during the term of the Agreement, in particular, the investment management service fee and performance incentive fee for the year of 2016 will not exceed RMB0.59 billion or its equivalent in foreign currency, and the investment management service fee and performance incentive fee for the first half of 2017 will not exceed RMB0.41 billion or its equivalent in foreign currency; and (ii) the contractual amount of assets entrusted by the Company to CLI for investment and management will not exceed RMB250 billion or its equivalent in foreign currency as at the expiry date of the Agreement, in particular, the contractual amount as at 31 December 2016 will not exceed RMB200 billion or its equivalent in foreign currency, and the contractual amount as at 30 June 2017 will not exceed RMB250 billion or its equivalent in foreign currency (including the contractual amount already entrusted prior to the execution of the Agreement and the contractual amount to be entrusted during the term of the Agreement); the contractual amount to be entrusted during the term of the Agreement will not exceed RMB150 billion or its equivalent in foreign currency (including the contractual amount to be entrusted during the year of 2016 of no more

LETTER FROM THE BOARD

than RMB100 billion or its equivalent in foreign currency, and the contractual amount to be entrusted during the first half of 2017 of no more than RMB50 billion or its equivalent in foreign currency).

In determining the amount of assets entrusted for investment and management as described above, the Company has taken into account the existing investment portfolio of assets managed by CLI for and on behalf of the Company as at 30 September 2015, the investment budgets provided by CLI for the fourth quarter of 2015, the year of 2016 and the first half of 2017, the expected increased investment amount of the Company during the term of the Agreement, as well as the historical and expected performance of investments made or to be made by CLI for and on behalf of the Company.

In determining the amount of the investment management service fee and performance incentive fee as described above, the Company has taken into account the above amount of assets entrusted for investment and management, the fee rates applicable to the investment management service fee and performance incentive fee as specified in the Agreement, as well as the historical and expected performance of investments made or to be made by CLI for and on behalf of the Company. In determining the fee rates of the investment management service fee and performance incentive fee, the Company has made reference to market standards and industry practices, taking into account the price of similar transactions with independent third parties, and the fee structures and fee rates of debt plans and funds with underlying investments similar to those under the Agreement.

Given that (i) the downward pressure of China’s economy and the sharp decline in the growth of fixed asset investments in the first half of 2015, and (ii) the lowering of the banks’ deposit reserve ratio and interest rates as well as the easing monetary policy implemented by the People’s Bank of China, the Company has adopted conservative investment strategies in 2015, such as the reduction of the contracted investment amount in large-scale infrastructure constructions and delay in signing agreements of certain proposed investments. Based on the investment budget provided by CLI for the fourth quarter of 2015, CLI, for and on behalf of the Company, proposed to invest in 5 new projects during the fourth quarter of 2015 and the contracted amount of assets entrusted by the Company to CLI for investment and management will increase from approximately RMB75 billion as at 30 September 2015 to approximately RMB100 billion as at 31 December 2015, and the Company will retain all the projects in the investment portfolio as at 31 December 2015 during the term of the Agreement. In addition, based on the investment budget provided by CLI for the year of 2016 and the first half of 2017, CLI, for and on behalf of the Company, proposed to invest in 11 and 6 new projects for the year of 2016 and the first half of 2017, respectively. The proportion of alternative investments in the Company’s investment portfolio is currently relatively small as it is a relatively new investment channel of the Company, and the Company intends to diversify its investment types and channels by increasing the volume of alternative investment in its investment portfolio. As such, it is expected that there will be a substantial increase in the amount of entrusted assets and the

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investment management service fee and performance incentive fee during the term of the Agreement, as compared to the relevant amounts of previous years.

REASONS FOR AND BENEFITS OF THE ARRANGEMENTS UNDER THE AGREEMENT

The Company has actively pushed forward the management of entrusted investments in both domestic and international markets, proactively diversified its investment types and channels, strengthened its investment capabilities and professional management, and constantly improved its portfolio allocations. CLI is the professional alternative investment platform for companies within the group of CLIC. By entering into the Agreement, the Company can leverage the industry experience, expertise and network of CLI in the alternative investment market to further expand its investment channels and develop its investment business. Thus, the entering into of the Agreement is in line with the development strategy of the investment business of the Company. Through investing in the alternative investment products, the Company can further expand and diversify its investment portfolio, better diversify its investment risk and capture investment opportunities with higher potential and returns.

The Directors (including the Independent Non-executive Directors) are of the view that the Arrangements under the Agreement are conducted on normal commercial terms, are entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and its shareholders as a whole. Mr. Yang Mingsheng, Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Liu Jiade hold positions in CLIC and/or CLI and have abstained from voting on the board resolution to approve the Arrangements under the Agreement.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is a connected person of the Company. CLI, a wholly-owned subsidiary of CLIC, is an associate of CLIC, and is therefore a connected person of the Company. As such, the Transaction constitutes a continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. Based on the annual cap for the investment management service fee and performance incentive fee payable by the Company to CLI (being no more than RMB0.59 billion or its equivalent in foreign currency and no more than RMB0.41 billion or its equivalent in foreign currency for the year of 2016 and the first half of 2017 respectively), one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is therefore subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

Pursuant to the SSE Listing Rules, the Company is required to use the amount of entrusted assets as at 31 December 2016 and 30 June 2017 (being no more than RMB200 billion or its equivalent in foreign currency and no more than RMB250 billion or its equivalent in foreign currency respectively) and the investment management service fee and

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performance incentive fee payable by the Company to CLI during the year of 2016 and the first half of 2017 (being no more than RMB0.59 billion or its equivalent in foreign currency and no more than RMB0.41 billion or its equivalent in foreign currency respectively) as the amount of connected transaction for the year of 2016 and the first half of 2017 respectively. Given that such amount of connected transaction exceeds 5% of the latest audited net asset of the Company, the Transaction is subject to approval by the shareholders’ general meeting of the Company pursuant to the SSE Listing Rules.

The Company proposed to seek approval from the Independent Shareholders at the EGM in respect of the Arrangements under the Agreement. In view of CLI’s interests in the Arrangements under the Agreement, CLIC and its associates will abstain from voting at the EGM to approve the Arrangements under the Agreement.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance, annuities, accident and health insurance products and services.

CLI is a company established under the laws of the PRC with limited liability and is primarily engaged in the businesses of investment, investment management and asset management. It has a registered capital of RMB3.7 billion. As at 30 June 2015, CLI has the total assets of RMB13.880 billion, the total liabilities of RMB3.133 billion, and the owners’ equity of RMB10.747 billion. CLI completed its qualification registration of equity and real estate investment with the CIRC in March 2013 and its qualification registration of credit risk management with the CIRC in March 2014, thus satisfying the qualification requirements of the CIRC with respect to equity and real estate investment.

4.	CAPITAL DEBT FINANCING OF THE COMPANY

In order to cope with the severe fluctuation in the capital market, respond to the impact of the implementation of China Risk Oriented Solvency System (C-ROSS) on the capital replenishment and risk management of the Company, meet the demand for its long-term and stable development, protect against financial risks, prevent its business development from being hindered by inadequate solvency, and further optimize its capital structure, the Company proposed to raise debt capital within the next three years by domestic and overseas multiple issue of debt instruments for replenishment of capital in an aggregate amount of not exceeding RMB80 billion or its equivalent in foreign currency, subject to the Company’s solvency and market conditions. All proceeds from the domestic and overseas issue of such debt instruments for replenishment of capital will, after deduction of the issue expenses, be used to replenish the Company’s capital so as to enhance its solvency.

The full text of the proposed domestic and overseas issue of debt instruments for replenishment of capital is set out in the notice of the EGM of the Company dated 12 November 2015.

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5.	OVERSEAS ISSUE OF SENIOR BONDS BY THE COMPANY

In order to meet the demand for its overseas investments and mergers and acquisitions, the Company proposed to issue overseas senior bonds in one or more tranche(s) in an aggregate amount of not exceeding USD3 billion or its equivalent in other foreign currency, subject to the conditions of overseas capital markets. All proceeds from the overseas issue of such senior bonds will, after deduction of the issue expenses, be used in the Company’s overseas investments.

The full text of the proposed overseas issue of senior bonds is set out in the notice of the EGM of the Company dated 12 November 2015.

6.	CHANGE OF BUSINESS SCOPE OF THE COMPANY

According to the “Reply on Approving the Qualification of China Life Insurance Company Limited to Conduct Securities Investment in Fund Sales Business” (Jing Zheng Jian License No. [2015] 20), the Beijing Bureau of China Securities Regulatory Commission has approved the inclusion of “fund sales” in the business scope of the Company. As such, the Company shall revise its business scope set out in its “Legal Person License of Insurance Company” accordingly.

THE EGM

The notice of EGM is set out on pages 17 to 21 of this circular. The proxy form and the reply slip of the EGM are enclosed.

If you intend to appoint a proxy to attend the EGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat, in both cases, in person or by post as soon as possible but in any event not less than 24 hours before the time appointed for convening the EGM or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting if you so wish.

If you intend to attend the EGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Wednesday, 9 December 2015.

LETTER FROM THE BOARD

VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the EGM will exercise his power under the Articles of Association to demand a poll in relation to the proposed resolutions at the EGM.

RECOMMENDATION

The Board considers that the resolutions proposed for consideration and approval by the shareholders at the EGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of the proposed resolutions at the EGM.

Yours faithfully,

Yang Mingsheng

Chairman

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2015

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2015

NOTICE IS HEREBY GIVEN that the First Extraordinary General Meeting 2015 of China Life Insurance Company Limited (the “Company”) will be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Tuesday, 29 December 2015 at 10:00 a.m. (the “EGM”), for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the election of Mr. Tang as an Independent Director of the fifth session of the Board of Directors of the Company.

2.	To consider and approve the appointment of auditors of the Company for the year 2016.

3.

To consider and approve the entrusted investment and management agreement for alternative investments with insurance funds proposed to be entered into between the Company and China Life Investment Holding Company Limited, the transactions thereunder, the annual cap calculated based on the investment management service fee and performance incentive fee, and the amount of assets to be entrusted for investment and management (including the amount for co-investments).

SPECIAL RESOLUTIONS

4.

To consider and approve the domestic and overseas multiple issue of debt instruments for replenishment of capital in an aggregate amount of not exceeding RMB80 billion or its equivalent in foreign currency, subject to the Company’s solvency and market conditions. All proceeds from the domestic and overseas issue of such debt instruments for replenishment of capital will, after deduction of the issue expenses, be used to replenish the Company’s capital so as to enhance its solvency.

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2015

To authorize the Board of Directors to delegate the management of the Company to deal with and decide on all specific matters relating to the domestic and overseas issue of such debt instruments for replenishment of capital, subject to the approval of regulatory authorities and based on the market conditions. Such authorization shall include but not limited to the following:

(1)

submitting and reporting to, filing and registering with, obtaining approvals and consents from the relevant domestic or overseas governmental departments and/or regulatory authorities, and undergoing other formalities such as collection of proceeds;

(2)

executing, implementing, revising, supplementing, completing, delivering and issuing all relevant agreements, contracts and documents (including, without limitation, announcements, circulars, sponsor and underwriting agreements, and contracts for intermediary service, etc.) in connection with the domestic and overseas issue of debt instruments for replenishment of capital to the relevant domestic and overseas regulatory authorities, stock exchanges, organizations and/or individuals;

(3)

formulating and implementing a detailed proposal with respect to the domestic and overseas issue of debt instruments for replenishment of capital as well as funds management, including, without limitation, the type of the issue, the size of each tranche, the form of the issue, the timing of the issue, the place of the issue, the tranches, the terms and conditions of the issue, the term of the debts, the coupon rate, the coupon payments, the registration of debt instruments for custody purpose, the measures for the administration of domestic and overseas debt instruments for replenishment of capital, the detailed implementation plan for investment and management of proceeds, the investment manager and guideline, and after taking into account the actual circumstances, market conditions, policy changes and opinions from regulatory departments and domestic and overseas stock exchanges, making necessary changes to the domestic and overseas issue of debt instruments for replenishment of capital and determining the timing of the issue;

(4)	the authorization for the domestic and overseas issue of debt instruments for replenishment of capital will be valid for 36 months from the date of approval by the shareholders’ meeting; and

(5)

the scheduled payment of interest or dividends accrued and the subsequent repayment of principal in connection with such debt instruments for replenishment of capital shall be administered in the day-to-day work of the Company according to relevant laws and regulations.

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2015

5.

To consider and approve the overseas issue of senior bonds in one or more tranche(s) in an aggregate amount of not exceeding USD3 billion or its equivalent in other foreign currency, subject to the conditions of overseas capital markets. All proceeds from the overseas issue of such senior bonds will, after deduction of the issue expenses, be used in the Company’s overseas investments.

To authorize the Board of Directors to delegate the management of the Company to deal with and decide on all specific matters relating to the overseas issue of such senior bonds, subject to the approval of regulatory authorities and based on the market conditions. Such authorization shall include but not limited to the following:

(1)

submitting and reporting to, filing and registering with, obtaining approvals and consents from the relevant domestic or overseas governmental departments and/or regulatory authorities, and undergoing other formalities such as collection of proceeds;

(2)

executing, implementing, revising, supplementing, completing, delivering and issuing all relevant agreements, contracts and documents (including, without limitation, announcements, circulars, sponsor and underwriting agreements, and contracts for intermediary service, etc.) in connection with the overseas issue of senior bonds to the relevant domestic and overseas regulatory authorities, stock exchanges, organizations and/or individuals;

(3)

formulating and implementing a detailed proposal with respect to the overseas issue of senior bonds as well as funds management, including, without limitation, the type of the issue, the size of each tranche, the form of the issue, the timing of the issue, the place of the issue, the tranches, the terms and conditions of the issue, the term of the debts, the coupon rate, the coupon payments, the registration of overseas senior bonds for custody purpose, the measures for the administration of overseas senior bonds, the detailed implementation plan for investment and management of proceeds, the investment manager and guideline, and after taking into account the actual circumstances, market conditions, policy changes and opinions from regulatory departments and domestic and overseas stock exchanges, making necessary changes to the overseas issue of senior bonds and determining the timing of the issue;

(4)	the authorization for the overseas issue of senior bonds will be valid for 36 months from the date of approval by the shareholders’ meeting; and

(5)

the scheduled payment of interest or dividends accrued and the subsequent repayment of principal in connection with such overseas senior bonds shall be administered in the day-to-day work of the Company according to relevant laws and regulations.

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2015

6.

To consider and approve the inclusion of “fund sales” in the business scope of the Company. The business scope of the Company set out in its “Legal Person License of Insurance Company” shall be revised as follows: “life insurance, health insurance, accident insurance and other personal insurance; reinsurance of personal insurance; the operation of funds as allowed by laws or regulations or approved by the State Council; various services, consulting and agency businesses relating to personal insurance; fund sales; and other business as approved by the insurance regulatory authority of the PRC.”

By Order of the Board Heng Victor Ja Wei Company Secretary

12 November 2015

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive	Anthony Francis Neoh, Chang Tso Tung Stephen,
Directors:	Huang Yiping, Robinson Drake Pike

Notes:

1.	ELIGIBILITY FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Extraordinary General Meeting from Saturday, 28 November 2015 to Tuesday, 29 December 2015 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Extraordinary General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 27 November 2015.

The Company will announce separately on the Shanghai Stock Exchange details of A Share shareholders’ eligibility for attending the Extraordinary General Meeting.

2. PROXY

(1)

Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)

The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for the Extraordinary General Meeting (the proxy form for use at the Extraordinary General Meeting is attached herewith).

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2015

3.	REGISTRATION PROCEDURES FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING

(1)

A shareholder or his proxy should produce proof of identity when attending the Extraordinary General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

(2)

Shareholders of the Company intending to attend the Extraordinary General Meeting in person or by their proxies should return the reply slip for attending the Extraordinary General Meeting in person, by post or by fax to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Wednesday, 9 December 2015.

4.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Extraordinary General Meeting will exercise his power under the Articles of Association to demand a poll in relation to the proposed resolutions at the Extraordinary General Meeting.

5.	MISCELLANEOUS

(1)	The Extraordinary General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code	:	100033
Contact office	:	Board Secretariat
Telephone No.	:	86 (10) 6363 2962
Facsimile No.	:	86 (10) 6657 5112

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

12 November 2015

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTION

We refer to the circular of the Company dated 12 November 2015 (the “Circular”), of which this letter forms part. Terms defined in the Circular have the same meanings in this letter unless the context otherwise requires.

We have been appointed as the Independent Board Committee to advise the Independent Shareholders as to whether, in our opinion, the Arrangements under the Agreement are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. China Galaxy International has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Arrangements under the Agreement.

We wish to draw your attention to the letter from the Board set out on pages 5 to 16 of the Circular, and the letter from China Galaxy International to the Independent Board Committee and the Independent Shareholders set out on pages 23 to 39 of the Circular which contains its opinion in respect of the Arrangements under the Agreement.

Having taken into account the advice of China Galaxy International and its recommendation in relation thereto, we consider that the Arrangements under the Agreement are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend that you vote in favour of the ordinary resolution to be proposed at the EGM to approve the Arrangements under the Agreement.

Yours faithfully, the Independent Board Committee of China Life Insurance Company Limited Anthony Francis Neoh Chang Tso Tung Stephen Huang Yiping Robinson Drake Pike

LETTER FROM CHINA GALAXY INTERNATIONAL

The following is the text from China Galaxy International Securities (Hong Kong) Co., Limited to the Independent Board Committee and the Independent Shareholders, prepared for the purpose of inclusion in this circular.

Room 3501-3507 & 3513-3514, 35/F Cosco Tower 183 Queen’s Road Central Hong Kong

12 November 2015

To: The Independent Board Committee and

    the Independent Shareholders of China Life Insurance Company Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTION

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the terms of the Agreement and the proposed annual caps set out therein, details of which are set out in the letter from the Board (the “Letter from the Board”) contained in the circular dated 12 November 2015 issued by the Company to the shareholders (the “Circular”), of which this letter forms part. Unless otherwise defined, capitalised terms used in this letter have the same meanings as those defined in the Circular.

As stated in the announcement of the Company dated 28 October 2015, existing entrusted investment and management for alternative investments with insurance funds entered into between the Company and CLI will expire on 31 December 2015. The Company proposed to enter into the Agreement with CLI, whereby CLI will continue to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the CIRC and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company, and the Company will pay CLI the investment management service fee and performance incentive fee in respect of the investment and management services provided by CLI to the Company. The entrusted assets include Equity, Real Estate, Related Financial Products and Securitization Financial Products (collectively referred as “alternative investments”).

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is a connected person of the Company. CLI, a wholly-owned subsidiary of CLIC, is an associate of CLIC, and is therefore a connected person of the Company. As such, the Transaction constitutes a continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. Based on the annual cap for the investment management service fee and performance incentive fee payable by the Company to CLI (being no more than RMB0.59 billion or its equivalent in foreign currency and no more than RMB0.41 billion or its equivalent in foreign currency for the year of 2016 and

LETTER FROM CHINA GALAXY INTERNATIONAL

the first half of 2017 respectively), one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is therefore subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

Pursuant to the SSE Listing Rules, the Company is required to use the amount of entrusted assets as at 31 December 2016 and 30 June 2017 (being no more than RMB200 billion or its equivalent in foreign currency and no more than RMB250 billion or its equivalent in foreign currency respectively) and the investment management service fee and performance incentive fee payable by the Company to CLI during the year of 2016 and the first half of 2017 (being no more than RMB0.59 billion or its equivalent in foreign currency and no more than RMB0.41 billion or its equivalent in foreign currency respectively) as the amount of connected transaction for the year of 2016 and the first half of 2017 respectively. Given that such amount of connected transaction exceeds 5% of the latest audited net asset of the Company, the Transaction is subject to approval by the shareholders’ general meeting of the Company pursuant to the SSE Listing Rules.

THE INDEPENDENT BOARD COMMITTEE

As at the Latest Practicable Date, the Independent Board Committee, comprising all Independent Non-executive Directors (namely Mr. Anthony Francis Neoh, Mr. Chang Tso Tung Stephen, Mr. Huang Yiping and Mr. Robinson Drake Pike) who have no direct or indirect interest in the continuing connected transaction contemplated under the Agreement, has been established to advise the Independent Shareholders on whether (i) the Arrangements under the Agreement are conducted in the ordinary and usual course of business of the Group; (ii) the Arrangements under the Agreement are on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned; and (iii) the proposed annual caps under the Agreement for the year of 2016 and the first half of 2017 are in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. In this regard, we, China Galaxy International Securities (Hong Kong) Co., Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on this matter.

Apart from the normal advisory fee payable to us in connection with our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders, no arrangement exists whereby we shall receive any other fees or benefits from the Company.

BASIS OF OUR ADVICE

In arriving at our recommendation, we have relied on the statements, information and representations contained in the Circular and the information and representations provided to us by the Directors and the management of the Company. We have assumed that all information and representations contained or referred to in the Circular and all information and representations which have been provided by the Directors and the management of the Company are true and accurate at the

LETTER FROM CHINA GALAXY INTERNATIONAL

time they were made and will continue to be true and accurate as at the date of the despatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and the management of the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive and there are no other matters the omission of which would make any statement contained in the Circular misleading. We consider that we have been provided with sufficient information on which to form a reasonable basis for our opinion. We have no reason to suspect that any relevant information has been withheld, nor are we aware of any facts or circumstances which would render the information provided and representations made to us untrue, inaccurate or misleading. We consider that we have performed all the necessary steps to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinion. We have not, however, carried out any independent verification of the information provided by the Directors and the management of the Company, nor have we conducted an independent investigation into the business and affairs or the prospects of the Company, the Group or any of their respective associates.

Lastly, where information in this letter has been extracted from published or otherwise publicly available sources which are the latest information publicly available to the best of our knowledge, the sole responsibility of China Galaxy International Securities (Hong Kong) Co., Limited is to ensure that such information has been correctly extracted from the relevant sources.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in respect of the terms of and proposed annual caps of the Transaction under the Agreement, we have taken into consideration the following principal factors and reasons:

I.	Background of the Company

The Company is one of the leading life insurance companies in the PRC and possesses extensive distribution network in the PRC, comprising exclusive agents, direct sales representatives as well as dedicated and non-dedicated agents. The Company offers individual and group life insurance, annuities, accident and health insurance products and services. The Company is also one of the largest institutional investors in the PRC, and is the largest insurance asset management company in the PRC through its controlling shareholding in China Life Asset Management Company Limited.

LETTER FROM CHINA GALAXY INTERNATIONAL

II.	Background of CLI

CLI is a company established under the laws of the PRC with limited liability and is primarily engaged in the businesses of investment, investment management and asset management. It has a registered capital of RMB3.7 billion. As set out in the Letter from the Board, as at 30 June 2015, CLI has total assets of approximately RMB13.880 billion, total liabilities of approximately RMB3.133 billion, and owners’ equity of approximately RMB10.747 billion. CLI completed its qualification registration of equity and real estate investment with the CIRC in March 2013 and its qualification registration of credit risk management with the CIRC in March 2014, thus satisfying the qualification requirements of the CIRC with respect to equity and real estate investment. As a wholly owned subsidiary of CLIC, CLI serves as the professional alternative investment platform for companies within the group of CLIC.

III.	Reasons for and benefits of entering into the Agreement

As set out in the Letter from the Board, the Company has actively pushed forward the management of entrusted investments in both domestic and international markets, proactively diversified its investment types and channels, strengthened its investment capabilities and professional management, and constantly improved its portfolio allocations. CLI is the professional alternative investment platform for companies within the group of CLIC. By entering into the Agreement, the Company can leverage the industry experience, expertise and network of CLI in the alternative investment market to further expand its investment channels and develop its investment business. Thus, the entering into of the Agreement is in line with the development strategy of the investment business of the Company. Through investing in the alternative investment products, the Company can further expand and diversify its investment portfolio, better diversify its investment risk and capture investment opportunities with higher potential returns.

As advised by the management of the Company, CLI has been providing alternative investment and management services in respect of the assets entrusted to it by the Company since March 2013. Save as CLI, the Company has not entered into other entrusted investment and management agreements covering all types of entrusted assets under the Agreement with independent assets management companies. Instead, the Company has invested in similar alternative investment funds managed by independent fund managers, but those funds only cover non-fixed return Equity investments. The Company has also invested in other individual alternative investment projects by itself. As further advised by the management of the Company, the Company only started the alternative investment business after it obtained the relevant qualifications in equity and real estate investments in 2011 and 2012, respectively. However, due to the significant increase in demand for alternative investments, the Company is of the view that sole reliance on internal resources is not sufficient and effective enough to satisfy the growing alternative investment business. As CLI has a team of experienced investment professionals who possess expertise and industry knowledge in alternative investment market, the Company is of the view that the entering into of the Agreement will enable the Company to enhance its overall investment capability and quality in the growing alternative investment market. As advised by the management of the

LETTER FROM CHINA GALAXY INTERNATIONAL

Company, the entrusted assets under the management of CLI have been recording overall positive investment return since the co-operation in March 2013.

The insurance business of the Group has experienced a steady growth in the recent years. According to the annual report of the Company for the year ended 31 December 2013 and 2014, the net premium earned by the Group increased from approximately RMB322,126 million in 2012 to approximately RMB324,813 million in 2013 and to approximately RMB330,105 million in 2014, while the investment assets of the Group increased from approximately RMB1,790,838 million as at 31 December 2012 to approximately RMB1,848,681 million as at 31 December 2013 and to approximately RMB2,100,870 million as at 31 December 2014. According to the 2015 interim report of the Company for the six months ended 30 June 2015, the net premium earned of the Group for the six months ended 30 June 2015 was approximately RMB229,360 million, while the investment assets of the Group further increased to approximately RMB2,213,612 million as at 30 June 2015.

According to the projection of the outline of the 12th Five-year Development Plan for the PRC Insurance Industry published by the CIRC, the PRC insurance industry continues to develop rapidly and it is expected that the direct insurance premium income and the total assets value of the insurance industry in the PRC will amount to RMB3,000 billion and RMB10,000 billion in 2015, respectively. As advised by the management of the Company, it is expected that the insurance business of the Company will continue to grow relatively in line with the market in the future. In view of the growing PRC insurance market and hence the investment assets, it will be beneficial for the Company to broaden its investment portfolio, so as to increase the return on investment as well as to diversify the investment risk. In recent years, due to the broadening of the investment scope and channels of the insurance premium in the PRC, the proportion of alternative investments among all the investments has been increased gradually. According to the website of the CIRC, the total value of other investments (representing investments other than bank deposits, bonds, listed shares and securities investment funds) of the insurance companies in the PRC increased by 61.9% from RMB1,363.6 billion as at 31 January 2014 to RMB2,207.8 billion as at 31 December 2014. It was further increased by 29.4% to RMB2,856.9 billion as at 30 September 2015. Also, compared to other insurance premium investments, the proportion of other investments among all the investments of insurance companies in the PRC increased from 17.7% as at 31 January 2014 to 23.7% as at 31 December 2014 and 27.5% as at 30 September 2015. The entering into of the Agreement provides an opportunity for the Group to further tap into the growing alternative investment market. The Company believes that the Transaction under the Agreement can effectively enhance the Group’s investment capabilities and broaden the Group’s investment portfolio with an aim towards further optimizing the risks and returns of its investment assets.

Having considered the above, we concur with the view of the Directors that the Arrangements under the Agreement are conducted in the ordinary and usual course of business of the Group.

LETTER FROM CHINA GALAXY INTERNATIONAL

IV.	Principal Terms of the Agreement

Parties	(1) the Company

(2) CLI

Term

Subject to the signing of the Agreement by the parties and the approval by the Independent Shareholders at the shareholders’ general meeting, the Agreement will be effective from 1 January 2016 to 30 June 2017.

Scope of Services

Pursuant to the Agreement, CLI will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the CIRC and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company.

The entrusted assets under the Agreement include Equity, Real Estate, Related Financial Products and Securitization Financial Products. The Company retains the title of the entrusted assets and CLI is authorized to invest and manage such entrusted assets for and on behalf of the Company, including, but not limited to, any matters associated with the screening and selection of investment projects, due diligence on investment projects, appointment of intermediaries, decision-making on investments, negotiation and execution of investment-related agreements, filing of investment projects with external bodies, closing of investment projects, subsequent management of and exit from investment projects, etc.

Service fees

In consideration of the investment and management services provided by CLI to the Company under the Agreement, the Company will pay fees to CLI for fixed return projects and non-fixed return projects, respectively.

With respect to the fixed return projects, the Company shall pay CLI the investment management service fee which shall be determined based on the investment return rate of the project. With respect to the non-fixed return projects, the Company shall pay CLI the investment management service fee during the term of the Agreement, and shall pay CLI the performance incentive fee at the time of exit from the projects with reference to the comprehensive rate of return of the project.

LETTER FROM CHINA GALAXY INTERNATIONAL

The investment management service fee shall be calculated separately for the project invested prior to the execution of the Agreement and those newly invested during the term of the Agreement. With respect to the projects invested prior to the execution of the Agreement, the investment management service fee shall be calculated by multiplying the total amount of assets invested (calculated on a daily weighted average basis) by the applicable management fee rate (which is set forth in the relevant entrusted investment and management agreements for alternative investments with insurance funds then in force when such projects were entrusted). With respect to the projects newly invested during the term of the Agreement, the investment management service fee shall be calculated by multiplying the total amount of assets newly invested (calculated on a daily weighted average basis) by the applicable management fee rate stipulated in the Agreement. The ranges of investment return rates and their respective corresponding management fee rates for the projects newly invested during the term of the Agreement are set out in the Agreement (the management fee rate ranges from 0.05% to 0.6% for the fixed return projects, and the management fee rate is 0.3% for the non-fixed return projects).

The performance incentive fee shall be calculated at the time of exit of the projects with reference to the comprehensive rate of return of the projects. If the comprehensive rate of return of a particular project is higher than the pre-determined rate of return as stipulated in the Agreement, CLI shall be entitled to the performance incentive fee on the portion that exceeds such rate of return at the fee rate stipulated in the Agreement.

The investment management service fee shall be paid by the Company to CLI on a quarterly basis. The amount of the performance incentive fee shall be calculated and confirmed by both parties annually, and shall be paid by the Company to CLI upon confirmation.

Co-Investments	Each of CLIC and P&C Company has also entrusted CLI to invest and manage its assets, which may result the Company, CLIC and P&C Company investing in the same project (“Co-investment(s)”).

LETTER FROM CHINA GALAXY INTERNATIONAL

Pursuant to the Agreement, the targeted assets of the Co-investments shall be limited to newly launched Related Financial Products and Securitization Financial Products, and shall not include any products acquired from secondary market. The Co-investments shall be made in cash at the same price and the benefits enjoyed by each of them shall be in proportion to their respective investment amount. The expected rate of return and the relevant terms of the investments shall not be less favourable than the terms offered by comparable investment products in the market or the price for similar products set by parties other than the co-investment entities.

The contractual amount of the Co-investments to be entrusted by the Company during the term of the Agreement will not exceed RMB40.0 billion or its equivalent in foreign currency, in particular, the contractual amount of the Co-investments to be entrusted by the Company during the year of 2016 will not exceed RMB23.5 billion or its equivalent in foreign currency, and the contractual amount of the Co-investment to be entrusted by the Company during the first half of 2017 will not exceed RMB16.5 billion or its equivalent in foreign currency. Such amounts have been included in the contractual amount of assets entrusted by the Company to CLI for investment and management for the year of 2016 and the first half of 2017.

In the event of any Co-investments, the Company will comply with the relevant requirements of the Hong Kong Listing Rules and the SSE Listing Rules in a timely manner with respect to the specific Co-investment transaction.

As confirmed by the management of the Company, the terms of the Agreement were arrived at after arm’s length negotiations between the Company and CLI and the Directors consider that the Arrangements under the Agreement are conducted on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

As noted from above, the fee payable by the Company to CLI under the Agreement will include investment management service fee (applicable to both fixed and non-fixed return projects) and performance incentive fee (applicable to non-fixed return projects only). As noted from the Letter from the Board, in determining the fee rates of the investment management service fee and performance incentive fee, the Company has made reference to market standards and industry practices, taking into account the price of similar transactions with independent third parties, and the fee structures and fee rates of debt plans and funds with underlying investments similar to those under the Agreement. We have reviewed the agreements of sample independent alternative investment funds invested by the Company and selected various independent sample funds and debt plans in the market with underlying investments similar to the entrusted assets

LETTER FROM CHINA GALAXY INTERNATIONAL

under the Agreement for comparison purpose. We noted that it is not uncommon among the sample funds and debt plans selected to charge investment management service fee and it is not uncommon for sample non-fixed return funds to charge performance incentive fee on top of investment management service fee. We also noted that the lowest investment management service fee rate for fixed return project as set out in the Agreement is much lower than the minimum investment management service fee rate among the sample funds and debt plans selected. Other than this, the range of investment management service fee rates and the range of performance incentive fee rates under the Agreement are comparable to and within the range of the sample funds and debt plans selected.

As noted from above, pursuant to the Agreement, the applicable investment management service fee rate for fixed return project is determined based on the investment return rate and the applicable performance incentive fee rate for non-fixed return project is determined based on the comprehensive rate of return of the project. Among the sample independent alternative investment funds invested by the Company as well as the independent funds and debt plans selected by us, we noted that it is common for non-fixed return investments to set the performance incentive fee rate with reference to the rate of return and the minimum comprehensive rate of return of non-fixed return projects as set out in the Agreement is comparable to and within the range of the independent alternative investment funds invested by the Company and the sample funds we have selected. However, for fixed return investments in the market, we noted that the management fee rate is usually determined on an individual basis and may not solely relate to the rate of return. As discussed with the management of the Company, the purpose of setting investment management service fee rate with reference to rate of return is to motivate CLI to enhance the overall performance of the investment portfolio and achieve the target investment return of the Company. We noted that the ranges of investment returns for fixed return projects as set out in the Agreement is within the range of investment returns among the independent funds and debt plans we have selected and the low end of the ranges of investment returns for fixed return projects as set out in the Agreement is higher than the lowest return rate in our selected samples. Besides, as discussed above, the corresponding investment management service fee rate for the lowest prescribed range of investment returns for fixed return project as set out in the Agreement is much lower than the minimum investment management service fee rate among the sample funds and debt plans selected. Based on the above, we are of the view that, although it has not come to our conclusion that it is common market practice for fixed return investments to have investment management service fee rate being solely determined based on rate of return, we do not consider the overall pricing mechanism of setting investment management service fee rate and performance incentive fee rate with reference to investment rate of return to have undermined the interests of the Company and the Independent Shareholders as a whole.

As advised by the management of the Company, CLI is currently providing entrusted investment and management services to the Company pursuant to an agreement entered into between the Company and CLI in March 2013 (“Previous Agreement”) and an entrusted investment and management agreement for alternative investments with insurance funds

LETTER FROM CHINA GALAXY INTERNATIONAL

entered into between the Company and CLI in December 2014 (“Previous Entrusted Agreement”). Details of the Previous Entrusted Agreement have been set out in the circular of the Company dated 12 November 2014. We have reviewed the Previous Agreement and the Previous Entrusted Agreement, and noted that the terms of the Previous Agreement and the Previous Entrusted Agreement are not more favourable than the Agreement.

Besides, as discussed with the management of the Company, save as the Previous Agreement, the Previous Entrusted Agreement and the proposed Agreement, CLI currently only provides entrusted investment services to companies within the group of CLIC and does not provide entrusted investment services to any independent third parties outside the group of CLIC. However, CLI may or may not provide similar entrusted investment and management services to principals outside the group of CLIC during the period of the Agreement. In view of this, under the Agreement, CLI undertakes that if, in the entrusted investment and management agreements with insurance funds between CLI and other principals, such other principals are entitled to any preferential treatments or any treatments more favourable than those enjoyed by the Company, CLI shall offer the same treatments to the Company at the request of the Company. Therefore, the terms of the Agreement will not be less favouable than the terms offered by CLI to other companies within the group of CLIC as well as independent third parties (if any).

For Co-investments, as advised by the management of the Company, projects jointly invested by the Company, CLIC and P&C Company were and are expected to be large scale projects with significant investment size. In order to reduce the investment concentration risk, optimize the risk and return of the investment portfolio and better manage the cashflow of the Company, CLI may decide the Company, CLIC and P&C Company to jointly invest in certain projects. It is noted that the target assets of the Co-investments shall be made in cash at the same price and the benefits enjoyed by each of them shall be in proportion to their respective investment amount. The expected rate of return and the relevant terms of the investments shall not be less favouable than the terms offered by comparable investment products in the market or the price for similar products set by parties other than the co-investments entities. Therefore, the investment terms under the Co-investments are identical among the Company, CLIC and P&C Company and no less favourable than the terms available to independent third parties. In addition, in the event of any Co-investments, the Company will comply with the relevant requirements of the Hong Kong Listing Rules and SSE Listing Rules in a timely manner with respect to the specific Co-investment transaction.

Given the above, we are of the view that the Arrangements under the Agreement are conducted on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

V.	Proposed annual caps under the Agreement

As stated in the Letter from the Board, pursuant to the Agreement, (i) the investment management service fee and performance incentive fee payable by the Company to CLI will not exceed RMB1 billion or its equivalent in foreign

LETTER FROM CHINA GALAXY INTERNATIONAL

currency during the term of the Agreement, in particular, the investment management service fee and performance incentive fee for the year of 2016 will not exceed RMB0.59 billion or its equivalent in foreign currency, and the investment management service fee and performance incentive fee for the first half of 2017 will not exceed RMB0.41 billion or its equivalent in foreign currency; and (ii) the contractual amount of assets entrusted by the Company to CLI for investment and management will not exceed RMB250 billion or its equivalent in foreign currency as at the expiry date of the Agreement, in particular, the contractual amount as at 31 December 2016 will not exceed RMB200 billion or its equivalent in foreign currency, and the contractual amount as at 30 June 2017 will not exceed RMB250 billion or its equivalent in foreign currency (including the contractual amount already entrusted prior to the execution of the Agreement and the contractual amount to be entrusted during the term of the Agreement), in particular, the contractual amount to be entrusted during the term of the Agreement will not exceed RMB150 billion or its equivalent in foreign currency (including the contractual amount to be entrusted during the year of 2016 of no more than RMB 100 billion or its equivalent in foreign currency, and the contractual amount to be entrusted during the first half of 2017 of no more than RMB 50 billion or its equivalent in foreign currency).

The table below illustrates (i) the amount of assets entrusted by the Company to CLI for investment and management as at 31 December 2013, 31 December 2014 and 30 September 2015 and the investment management service fee and performance incentive fee paid by the Company to CLI for the two years ended 31 December 2014 and the nine months ended 30 September 2015; (ii) the proposed annual caps in respect of the contractual amount of assets entrusted by the Company to CLI for investment and management (including Co-investments) as at 31 December 2016 and 30 June 2017 (“Annual Cap for Contracted Amount”); and (iii) the proposed annual caps in respect of the amount of the investment management service fee and performance incentive fee payable by the Company to CLI for the year of 2016 and the first half of 2017 (“Annual Cap for Fee Payable”).

Approved
	Actual transaction amounts			annual caps	Proposed annual caps
	As at	As at	As at	As at	As at	As at
	31 December	31 December	30 September	31 December	31 December	30 June
	2013	2014	2015	2015	2016	2017
	(RMB’ million)	(RMB’ million)	(RMB’ million)	(RMB’ million)	(RMB’ million)	(RMB’ million)

Amount of assets entrusted for investment and management (Including Co-investments)	11,135	52,705	75,279	150,000	200,000	250,000
					(Note)	(Note)

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						For the
	For the	For the	For the nine	For the	For the	six months
	year ended	year ended	months ended	year ending	year ending	ending
	31 December	31 December	30 September	31 December	31 December	30 June
	2013	2014	2015	2015	2016	2017
	(RMB’ million)	(RMB’ million)	(RMB’ million)	(RMB’ million)	(RMB’ million)	(RMB’ million)
Amount of the investment management service fee and performance incentive fee	8	89	117	500	590	410

Note:

The amount includes the contractual amount already existed prior to the execution of the Agreement (i.e. the expected contractual amount as at 1 January 2016 is RMB100 billion. Please refer to the paragraph headed “Existing investment portfolio as at 30 September 2015 and the investment budget provided by CLI for the fourth quarter of 2015” below for details) and the expected contractual amount to be entrusted during the term of the Agreement.

As stated in the Letter from the Board, in determining the Annual Cap for Contracted Amount, the Company has taken into account the existing investment portfolio of assets managed by CLI for and on behalf of the Company as at 30 September 2015, the investment budgets provided by CLI for the fourth quarter of 2015, the year of 2016 and the first half of 2017, the expected increased investment amount of the Company during the term of the Agreement, as well as the historical and expected performance of investments made or to be made by CLI for and on behalf of the Company. In determining the Annual Cap for Fee Payable, the Company has taken into account the Annual Cap for Contracted Amount, the fee rates applicable to the investment management service fee and performance incentive fee as specified in the Agreement, as well as the historical and expected performance of investments made or to be made by CLI for and on behalf of the Company.

In analyzing the Annual Cap for Contracted Amount and the Annual Cap for Fee Payable, we have considered the following:

1.	Existing investment portfolio as at 30 September 2015 and the investment budget provided by CLI for the fourth quarter of 2015

As discussed with the management of the Company, the proposed Annual Cap for Contracted Amount and the Annual Cap for Fee Payable were determined with reference to, among others, the existing investment portfolio of assets managed by CLI for and on behalf of the Company as at 30 September 2015 and the investment budget provided by CLI for the fourth quarter of 2015. We have reviewed the existing investment portfolio of assets managed by CLI for and on behalf of the Company as at 30 September 2015, and the investment budget provided by CLI for the fourth quarter of 2015. It is noted that the sum of the aforesaid existing investment portfolio as at 30 September 2015 and the investment budget for the fourth quarter of 2015 are below the approved annual caps for contractual amount for the year ending 31 December 2015. As confirmed by the management of the Company, taking into account (1) the downward pressure of China’s economy and the sharp decline in the growth of fixed asset investments in the first half of 2015; and (2) the lowering of the banks’ deposit reserve ratio and interest rates

LETTER FROM CHINA GALAXY INTERNATIONAL

as well as the easing monetary policy implemented by the People’s Bank of China, the Company has adopted conservative investment strategies in 2015, such as the reduction of the contracted investment amount in large-scale infrastructure constructions and delay in signing agreements of certain proposed investments. Based on the investment budget provided by CLI for the fourth quarter of 2015, it is noted that CLI for and on behalf of the Company proposed to invest in five new projects during the fourth quarter of 2015 and the contractual amount of assets entrusted by the Company to CLI for investment and management will increase from approximately RMB75 billion as at 30 September 2015 to approximately RMB100 billion as at 31 December 2015. As confirmed by the management of the Company, the Company will retain all the projects in the investment portfolio as at 31 December 2015 during the term of the Agreement. Based on the above, we are of the view that it is reasonable to make reference to the exiting investment portfolio managed by CLI for and behalf on the Company as at 30 September 2015, and the investment budget for the fourth quarter of 2015 provided by CLI when determining the proposed Annual Cap for Contracted Amount and the Annual Cap for Fee Payable.

2.	Investment budgets provided by CLI for the year of 2016 and the first half of 2017

As discussed with the management of the Company, the proposed Annual Cap for Contracted Amount and the Annual Cap for Fee Payable were determined with reference to, among others, the investment budgets provided by CLI for the year of 2016 and the first half of 2017. We have reviewed the investment budgets provided by CLI and discussed with the management of the Company the basis of preparation of the investment budgets. It is noted that the investment budgets are prepared based on the existing invested projects which will continue to be invested in the future and the potential investment targets currently identified by CLI, the suggested scale of investment by the Company in the relevant projects and the capital paid-up schedule after making reference to the investment guidelines implemented during the year of 2015 of the Company and considering various factors including but not limited to, the size of the investment targets, the expected risks and returns of the targets and the preferred investment portfolio of the Company. We also noted that the investment budgets are in line with the budgeted projects being included in the calculation of the proposed Annual Cap for Contracted Amount and the Annual Cap for Fee Payable.

As noted from the investment budgets provided by CLI for the year of 2016 and the first half of 2017, it is expected that there will be a significant increase in the total contractual amount of assets entrusted by the Company to CLI for investment and management as compared with the expected contractual amount of RMB100 billion as at 31 December 2015. It is noted that CLI, for and on behalf of the Company, proposed to invest in 11 and 6 new projects for the year of 2016 and the first half of 2017, respectively. As discussed with the management of the Company, the proportion of alternative investments, which include investment in assets related to equity, real estate, securitized financial products and related financial products, in the Company’s investment portfolio is

LETTER FROM CHINA GALAXY INTERNATIONAL

currently relatively small as it is a relatively new investment channel of the Company compared with other traditional investments, which include investments in stocks, bonds and bank deposits. Taking into account that (1) the total investment assets of the Company is expected to continue to grow due to continuous growth in the PRC insurance market as further discussed in the paragraph headed “Growth potential of insurance industry in the PRC” below; (2) the Company would like to diversify its investment types and channels, and improve its portfolio allocations; (3) the Company is of the view that the return and period of alternative investment matches better in line with the liabilities of the insurance company; and (4) alternative investment still has a lot of room for further growth as further discussed in the paragraph headed “The expected integration of China’s national policy and economy will promote alternative investments” below, it is expected that the contribution of alternative investments to the Company’s investment portfolio will be further increased and an increase in the total contractual amount of assets entrusted by the Company to CLI for investment and management is anticipated. Based on the above, we are of the view that it is justifiable to budget a significant increase in the total contractual amount of assets entrusted by the Company to CLI for investment and management for the year of 2016 and the first half of 2017 and it is reasonable for the Company to make reference to such investment budgets when determining the proposed Annual Cap for Contracted Amount and the Annual Cap for Fee Payable.

3.	Growth potential of insurance industry in the PRC

As discussed with the management of the Company, the market of the insurance industry is, to certain extent, linked to the overall performance of the economy, as insurance promotes the accumulation of social wealth. According to the website of National Bureau of Statistics of China, the gross domestic products (“GDP”) of the PRC increased from RMB34,505 billion to RMB63,404 billion from 2009 to 2014, representing a compound annual growth rate of approximately 12.9%. Strong growth in the PRC economy and GDP has resulted in an increase in disposable income in the PRC and improvement in living standards.

According to the website of the CIRC, the total assets value of the insurance industry in the PRC amounted to RMB10,159 billion as at 31 December 2014, which increased by 22.6% from RMB8,289 billion as at 31 December 2013. In addition, the insurance industry in the PRC achieved a direct insurance premium income amounted to RMB2,023 billion in 2014, which increased by 17.5% from RMB1,722 billion in 2013. For the nine months ended 30 September 2015, the direct insurance premium income of the insurance industry in the PRC amounted to RMB1,904 billion, representing an increase of approximately 19.5% as compared to the same period of last year. As at 30 September 2015, the total assets value of the insurance industry in the PRC amounted to RMB11,578 billion, representing an increase of approximately 14.0% as compared to 31 December 2014. According to the projection of the outline of the 12th Five-year Development Plan for the PRC Insurance Industry published by the CIRC, the PRC insurance industry continues to

LETTER FROM CHINA GALAXY INTERNATIONAL

develop rapidly and it is expected that the direct insurance premium income and the total assets value of the insurance industry in the PRC will amount to RMB3,000 billion and RMB10,000 billion in 2015, respectively.

In recent years, the investment scope and channels of the insurance premium in the PRC have been gradually expanded. According to the website of the CIRC, the total value of other investments (representing investments other than bank deposits, bonds, listed shares and securities investment funds) of the insurance companies in the PRC increased by 61.9% from RMB1,363.6 billion as at 31 January 2014 to RMB2,207.8 billion as at 31 December 2014. It was further increased by 29.4% to RMB2,856.9 billion as at 30 September 2015. Also, compared to the other insurance premium investments, the proportion of other investments among all the investments of insurance companies in the PRC increased from 17.7% as at 31 January 2014 to 23.7% as at 31 December 2014 and 27.5% as at 30 September 2015.

Based on the above, we believe that the PRC insurance market has been and is expected to continue to grow in the coming years with the dominant effect of demands for insurance products and investment. Thus, it is expected that there will be continuous growth in the investment assets of the Company, including available fundings for alternative investments.

4.	Historical and expected performance of the investments made or to be made by CLI for and on behalf of the Company

Under the Agreement, the fee payable to CLI is based on fixed return projects and non-fixed return projects, respectively.

With respect to the fixed return projects, the Company shall pay CLI the investment management service fee. With respect to the non-fixed return projects, the Company shall pay CLI the investment management service fee and the performance incentive fee. The investment management service fee shall be calculated by multiplying the total annual amount of assets invested (calculated on a daily weighted average basis) by the applicable management fee rate. The management fee rate applicable to a particular fixed return project shall be determined based on the investment return rate of such project while the management fee rate applicable to non-fixed return projects is fixed. The performance incentive fee shall be calculated at the time of exit from the non-fixed return projects with reference to comprehensive rate of return of the projects as set forth in the Agreement.

As discussed with the management of the Company, when deciding the proposed Annual Cap for Fee Payable, they have made reference to the historical and expected performance of the investments made or to be made by CLI for and on behalf of the Company and the investment return rates of funds and debt investment plans in the market with underlying investments similar to the projects included in the investment budget provided by CLI. As further discussed with the management of the Company, they have consulted with CLI the expected investment return

LETTER FROM CHINA GALAXY INTERNATIONAL

rates of the investment targets included in the investment budget. In addition, the Company has indicated that currently there is not any plan to exit any invested or proposed investment projects during the term of the Agreement and therefore no performance incentive fee, which will only incur at the time of exit, has been included in the proposed Annual Cap for Fee Payable. However, due to various uncertain factors such as market fluctuation, based on actual market condition, the Company may exit investment projects during the term of the Agreement provided that it is beneficial to the Company. The Company will closely monitor the total fee payable to CLI to ensure it does not exceed the proposed Annual Cap for Fee Payable and will comply with the relevant requirements of the Hong Kong Listing Rules and SSE Listing Rules if the Annual Cap for Fee Payable is exceeded.

We have reviewed the historical performance of the investments made by CLI for and on behalf of the Company for the two years ended 31 December 2014 and the nine months ended 30 September 2015 and noted that the relevant range of investment return rates is comparable to the range of expected investment return rates of fixed return projects used in formulating the proposed Annual Cap for Fee Payable. We have also selected various independent sample funds and debt investment plans with underlying investments similar to the projects included in the investment budget provided by CLI and noted that the range of expected investment return rates of fixed return projects used in formulating the proposed Annual Cap for Fee Payable is comparable to and within the range of the sample funds and debt investment plans selected.

5.	The expected integration of China’s national policy and economy will promote alternative investments

As discussed with the management of the Company, increased insurance capital will be invested in “One Belt, One Road”, new-type urbanization, major infrastructure projects and other alternative investment projects, which is in line with the opinions from the State Council of the PRC to encourage insurance asset management institutions to specialize in investments in real estate, infrastructure and aging care projects. In particular, it is expected that China’s “One Belt, One Road” initiative will boost the infrastructure development along the ancient “silk road” trading routes between China and Europe, and there will be an increase in related infrastructure investment . Meanwhile, the management of the Company is of the view that the stimulation of economic integration could bring more opportunities for offshore assets allocations. Through identifying global investment opportunities, it will help optimize the assets structure, diversify the investment risk and increase investment returns. We also have reviewed the investment budgets provided by CLI for the year of 2016 and the first half of 2017, and it is noted there are three potential overseas projects in the investment pipeline, and the contractual amount of these projects entrusted by the Company during the period of the Agreement will be approximately RMB20 billion.

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Based on the above, we concur that alternative investments will be benefited and stimulated by the China’s national policy and economic integration. Therefore, we are of the view that it is reasonable for the Company to expect a continuous growth in the assets entrusted by the Company to CLI for investment and management during the period of the Agreement.

Based on the above, we concur with the Company’s view that the proposed annual caps under the Agreement for the year of 2016 and the first half of 2017 are in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned.

RECOMMENDATIONS

Having considered the principal factors and reasons above, we are of the opinion that the Arrangements under the Agreement are conducted in the ordinary and usual course of business of the Group, and that Arrangements under the Agreement (including the proposed annual caps) are conducted on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders, and we recommend the Independent Board Committee to advise the Independent Shareholders, to vote in favour of the resolutions to be proposed at the EGM for approving the Agreement (including the proposed annual caps).

Yours faithfully, For and on behalf of China Galaxy International Securities (Hong Kong) Co., Limited Elain Wong Managing Director Investment Banking

Note:

Ms. Elain Wong is a responsible officer of China Galaxy International Securities (Hong Kong) Co., Limited registered with the SFC to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO and has over 16 years of experience in securities industry.

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY OF THE DIRECTORS

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, Supervisors and chief executive of the Company or their respective associates had any interest or short position in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (i) were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (ii) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Listing Rules.

3.	EMPLOYMENT OF DIRECTORS AND SUPERVISORS WITH SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, Mr. Yang Mingsheng, Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Liu Jiade are directors or employees of CLIC, which has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

4.	MATERIAL ADVERSE CHANGES

As at the Latest Practicable Date, the Directors are not aware of any material adverse changes in the financial or trading position of the Group since 31 December 2014, being the date to which the latest published audited financial statements of the Group were made up.

5.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with the Company or any of its subsidiaries which is not terminable within one year without payment of compensation (other than statutory compensation).

6.	COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or their close associates had interests in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which would fall to be disclosed under the Hong Kong Listing Rules.

APPENDIX	GENERAL INFORMATION

7.	OTHER ARRANGEMENTS INVOLVING DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date:

(a)

none of the Directors or Supervisors was materially interested, directly or indirectly, in any contract or arrangement entered into by any member of the Group subsisting at the Latest Practicable Date and which was significant in relation to the business of the Group; and

(b)

none of the Directors or Supervisors had any direct or indirect interest in any assets which had been since 31 December 2014 (the date to which the latest published audited accounts of the Company were made up), (i) acquired or disposed of by; (ii) leased to; (iii) are proposed to be acquired or disposed of by; or (iv) are proposed to be leased to, any member of the Group.

8.	EXPERT AND CONSENT

The following is the qualification of the expert who has given opinions or advice, which are contained or referred to in this circular:

Name	Qualification

China Galaxy International	a corporation licensed to carry out business in Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

As at the Latest Practicable Date, China Galaxy International:

(a)

has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter dated 12 November 2015 and references to its name, in the form and context in which it appears;

(b)

did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group; and

(c)

did not have any direct or indirect interest in any assets which had been since 31 December 2014 (the date to which the latest published audited accounts of the Company were made up), acquired, disposed of by, or leased to any member of the Group or were proposed to be acquired or disposed of by, or leased to any member of the Group.

9.	MISCELLANEOUS

If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

10.	DOCUMENTS AVAILABLE FOR INSPECTION

A copy of the Agreement is available for inspection during normal business hours on any weekday (excluding Saturdays, Sundays and public holidays) at the Company’s place of business in Hong Kong at Room 1403, 14/F., C.L.I. Building, 313 Hennessy Road, Wanchai, Hong Kong up to and including the date of the EGM.